Exhibit 1.3

ALTAGAS LTD.

(The “Corporation”)

EXHIBIT TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDING MARCH 31, 2019

For the twelve-month period ended March 31, 2019:

(a)         The consolidated net income attributable to owners of the parent before interest expense on short-term and long-term debt and income taxes of the Corporation was $527.0 million; and

(b)         Interest expense of the Corporation on short-term and long-term debt was $372.0 million.

The Corporation’s earnings coverage ratio (i.e. the number determined by dividing the amount set out in paragraph (a) above by the amount set out in paragraph (b) above) for the twelve months ended March 31, 2019 was 1.4.